 ALAMOS GOLD INC.

FIRST QUARTER 2017 REPORT
March 31, 2017
(Based on International Financial Reporting Standards (“IFRS”) and stated in millions of United States dollars, unless otherwise indicated)
INDEX

Unaudited Condensed Interim Consolidated Financial Statements
▪Condensed Interim Consolidated Statements of Financial Position
▪Condensed Interim Consolidated Statements of Comprehensive Income
▪Condensed Interim Consolidated Statements of Changes in Equity
▪Condensed Interim Consolidated Statements of Cash Flows
▪Notes to Condensed Interim Consolidated Financial Statements

Q1 2017 FINANCIAL REPORT

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	March 31, 2017	December 31, 2016
A S S E T S
Current Assets
Cash and cash equivalents	$479.2	$252.2
Equity securities	16.0	14.1
Amounts receivable (note 3)	55.5	44.9
Inventory (note 4)	136.8	131.7
Other current assets	11.3	11.6
Total Current Assets	698.8	454.5

Non-Current Assets
Long-term inventory (note 4)	71.6	75.8
Mineral property, plant and equipment (note 5)	1,934.2	1,918.2
Other non-current assets	43.9	43.7
Total Assets	$2,748.5	$2,492.2

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities (note 6)	$102.3	$94.5
Current portion of debt and financing obligations (note 7)	301.3	3.6
Income taxes payable	1.4	1.5
Dividends payable (note 8(e))	3.0	—
Total Current Liabilities	408.0	99.6

Non-Current Liabilities
Deferred income taxes	289.9	291.0
Decommissioning liabilities	40.1	39.6
Debt and financing obligations (note 7)	2.9	301.3
Other non-current liabilities	1.3	1.3
Total Liabilities	742.2	732.8

E Q U I T Y
Share capital (note 8)	$3,066.7	$2,822.2
Contributed surplus	72.3	70.9
Warrants	3.8	3.5
Accumulated other comprehensive income	4.0	0.4
Deficit	(1,140.5)	(1,137.6)
Total Equity	2,006.3	1,759.4
Total Liabilities and Equity	$2,748.5	$2,492.2
Commitments (note 13)
Subsequent event (note 7)
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

2	Alamos Gold Inc.

Q1 2017 FINANCIAL REPORT

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Comprehensive Income
(Unaudited - stated in millions of United States dollars, except share and per share amounts)

	For the three months ended
	March 31,	March 31,
	2017	2016
OPERATING REVENUES	$121.0	$104.3

COST OF SALES
Mining and processing	77.9	67.9
Royalties (note 13)	3.8	3.2
Amortization	28.4	28.4
	110.1	99.5
EXPENSES
Exploration	1.2	0.7
Corporate and administrative	3.7	3.9
Share-based compensation (note 8)	3.8	2.5
	118.8	106.6
EARNINGS (LOSS) FROM OPERATIONS	2.2	(2.3)

OTHER EXPENSES
Finance expense	(5.6)	(6.0)
Foreign exchange gain	5.9	1.0
Other loss (note 9)	(0.6)	(1.2)
EARNINGS (LOSS) BEFORE INCOME TAXES	$1.9	($8.5)

INCOME TAXES
Current income tax expense	(1.1)	(0.8)
Deferred income tax (expense) recovery	(0.7)	19.0
NET EARNINGS	$0.1	$9.7

Items that may be subsequently reclassified to net earnings:
Unrealized gains on equity securities, net of taxes	—	2.1
Gain on currency hedging instruments, net of taxes	1.9	—
Items that will not be reclassified to net earnings:
Gain on equity securities, net of taxes	1.7	—
Total other comprehensive income	$3.6	$2.1
COMPREHENSIVE INCOME	$3.7	$11.8

EARNINGS PER SHARE (note 8)
– basic	$0.00	$0.04
– diluted	$0.00	$0.04
Weighted average number of common shares outstanding (000's)
– basic	284,748	262,397
– diluted	289,450	263,071
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

3	Alamos Gold Inc.

Q1 2017 FINANCIAL REPORT

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Changes in Equity
(Unaudited - stated in millions of United States dollars)

	For the three months ended
	March 31,	March 31,
	2017	2016
SHARE CAPITAL (note 8)
Balance, beginning of the year	$2,822.2	$2,773.7
Issuance of shares through bought deal financing, net of issuance costs and deferred taxes	241.8	—
Issuance of shares related to Carlisle acquisition	—	17.5
Issuance of shares related to share-based compensation	1.9	0.8
Fair value of share-based compensation redeemed	0.8	0.1
Shares issued through flow-through share agreement	—	4.5
Balance, end of period	$3,066.7	$2,796.6

CONTRIBUTED SURPLUS
Balance, beginning of the year	$70.9	$69.2
Fair value of share-based compensation redeemed	(0.8)	(0.1)
Equity settled share-based payments related to Carlisle acquisition	—	0.4
Share-based compensation	2.2	0.7
Balance, end of period	$72.3	$70.2

WARRANTS
Balance, beginning of the year	$3.5	—
Issuance of warrants related to Carlisle acquisition	—	2.8
Exercise of warrants related to the Carlisle acquisition	(0.1)	—
Issuance of warrants, pursuant to the exercise of Carlisle equity instruments	0.4	—
Balance, end of period	$3.8	$2.8

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance, beginning of the year on equity securities	$0.4	($4.4)
Unrealized gains on equity securities	1.9	2.1
Deferred income taxes related to equity securities	(0.2)	—
Balance, end of period	2.1	(2.3)

Balance, beginning of the year on currency hedging instruments	—	—
Gain on currency hedging instruments	2.5	—
Deferred income taxes related to currency hedging instruments	(0.6)	—
Balance, end of period	1.9	—
Balance, end of period	$4.0	($2.3)

DEFICIT
Balance, beginning of the year	($1,137.6)	($1,114.3)
Dividends (note 8(e))	(3.0)	(2.6)
Net earnings	0.1	9.7
Balance, end of period	($1,140.5)	($1,107.2)

TOTAL EQUITY	$2,006.3	$1,760.1
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

4	Alamos Gold Inc.

Q1 2017 FINANCIAL REPORT

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - Stated in millions of United States dollars)

	For the three months ended
	March 31,	March 31,
	2017	2016
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net earnings for the period	$0.1	$9.7
Adjustments for items not involving cash:
Amortization	28.4	28.4
Foreign exchange gain	(5.9)	(1.0)
Current income tax expense	1.1	0.8
Deferred income tax expense (recovery)	0.7	(19.0)
Share-based compensation	3.8	2.5
Finance expense	5.6	6.0
Other non-cash items (note 10)	0.4	0.2
Changes in working capital and taxes received (note 10)	(14.1)	(3.8)
	20.1	23.8
INVESTING ACTIVITIES
Mineral property, plant and equipment	(33.6)	(33.3)
Cash received from acquisition of Carlisle Goldfields	—	0.7
Other	—	(2.6)
	(33.6)	(35.2)
FINANCING ACTIVITIES
Proceeds from bought deal financing, net of share issuance costs	239.1	—
Repayment of debt and equipment financing obligations	(1.4)	(2.4)
Debt financing and transaction fees	—	(1.2)
Proceeds received from the exercise of stock options and warrants	2.3	—
Proceeds from issuance of flow-through shares	—	5.0
	240.0	1.4
Effect of exchange rates on cash and cash equivalents	0.5	0.9
Net increase (decrease) in cash and cash equivalents	227.0	(9.1)
Cash and cash equivalents - beginning of year	252.2	282.9
CASH AND CASH EQUIVALENTS - END OF PERIOD	$479.2	$273.8
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

5	Alamos Gold Inc.

Q1 2017 FINANCIAL REPORT

ALAMOS GOLD INC.
Notes to Condensed Interim Consolidated Financial Statements
March 31, 2017 and 2016
(Unaudited - in United States dollars, unless otherwise indicated, tables stated in millions of United States dollars)

1.	NATURE OF OPERATIONS
Alamos Gold Inc., a company incorporated under the Business Corporation Act (Ontario), and its wholly-owned subsidiaries (collectively the “Company”) are engaged in the acquisition, exploration, development and extraction of precious metals. The Company owns and operates the Young-Davidson mine in Canada, and the Mulatos and El Chanate mines in Mexico. In addition, the Company owns the Ağı Dağı, Kirazlı and Çamyurt gold development projects in Turkey, the Lynn Lake gold project in Canada, the Esperanza gold project in Mexico, as well as an option to acquire a 100% interest in the Quartz Mountain gold project in Oregon, USA.
Alamos is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI).
The Company’s registered office is located at 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3.

2.	BASIS OF PREPARATION
Statement of Compliance
These condensed interim consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These statements were prepared using the same accounting policies and methods of computation as the Company’s consolidated financial statements for the year ended December 31, 2016, except as noted below.
These condensed interim consolidated financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2016 prepared in accordance with IFRS as issued by the IASB.
The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2017:
During the three months ended March 31, 2017 the Company adopted IFRS 9 (2014), Financial Instruments (“IFRS 9”). This standard replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) on the classification and measurement of financial assets and financial liabilities. IFRS 9 provides a new model for the classification and measurement of financial assets. The classification depends on an entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that in cases where the fair value option is selected for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the statements of operations, unless this creates an accounting mismatch. IFRS 9 has also been updated to amend the requirements around hedge accounting, which aligns hedge accounting more closely with risk management.
During the three months ended March 31, 2017, the Company has designated as hedges foreign currency collars and forwards related to Canadian dollar and Mexican peso expenditures under IFRS 9. The adoption of IFRS 9 did not require the Company to re-state comparative prior period figures, as the adoption of this standard did not have a material impact on the Company’s comparative information. The impact of applying hedge accounting during the three months ended March 31, 2017 is outlined in note 12.
Amendments to IAS 12, Income Taxes. The amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax base at the end of the reporting period, and is not affected by possible future changes in the carrying amount or expected manner of recovery of the asset. The amendments also clarify the methodology to determine the future taxable profits used for assessing the utilization of deductible temporary differences. The amendment had no impact on the condensed interim consolidated financial statements.
The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on May 2, 2017.

6	Alamos Gold Inc.

Q1 2017 FINANCIAL REPORT

3.	AMOUNTS RECEIVABLE

	March 31, 2017	December 31, 2016
Sales tax receivables
Canada	$2.5	$2.3
Mexico	43.5	36.2
Other	0.3	0.5
Other receivables	9.2	5.9
	$55.5	$44.9

Sales tax receivables are mainly related to value-added taxes at the Company's Mexican and Canadian operations. The Company expects that these receivables will be collected within the next year.

4.	INVENTORY

	March 31, 2017	December 31, 2016
In-process precious metals	$122.7	$120.7
Ore in stockpiles	39.6	37.6
Parts and supplies	36.8	35.7
Dore, refined precious metals and gold in concentrate	9.3	13.5
	208.4	207.5
Less: Long-term inventory	(71.6)	(75.8)
	$136.8	$131.7
Long term inventory consists of heap leach and long-term stockpiles which are expected to be recovered after one year.
The amount of inventories recognized in mining and processing costs for the three months ended March 31, 2017 was $80.1 million (three months ended March 31, 2016 - $69.4 million). The amount of inventories recognized in amortization costs for the three months ended March 31, 2017 was $28.4 million (three months ended March 31, 2016 - $28.4 million).

7	Alamos Gold Inc.

Q1 2017 FINANCIAL REPORT

5.	MINERAL PROPERTY, PLANT AND EQUIPMENT

		Mineral property
	Plant and equipment	Depletable	Non-depletable	Exploration and evaluation	Total
Cost
At December 31, 2015	$922.9	$1,286.7	$48.4	$244.3	$2,502.3
Additions	67.4	56.3	17.8	16.9	158.4
Acquisition of Carlisle Goldfields	—	—	—	19.9	19.9
Transfer from other assets	—	—	—	4.2	4.2
Disposals	(6.7)	—	—	—	(6.7)
At December 31, 2016	$983.6	$1,343.0	$66.2	$285.3	$2,678.1
Additions	14.2	15.1	4.3	7.7	41.3
Disposals	(0.4)	—	—	—	(0.4)
At March 31, 2017	$997.4	$1,358.1	$70.5	$293.0	$2,719.0

Accumulated amortization and impairment charges
At December 31, 2015	$206.5	$425.2	$5.1	$6.3	$643.1
Amortization	69.0	49.9	—	—	118.9
Disposals	(2.1)	—	—	—	(2.1)
At December 31, 2016	$273.4	$475.1	$5.1	$6.3	$759.9
Amortization	14.1	11.2	—	—	25.3
Disposals	(0.4)	—	—	—	(0.4)
At March 31, 2017	$287.1	$486.3	$5.1	$6.3	$784.8

Net carrying value
At December 31, 2016	$710.2	$867.9	$61.1	$279.0	$1,918.2
At March 31, 2017	$710.3	$871.8	$65.4	$286.7	$1,934.2
The net carrying values by segment (note 11) are as follows:

		Mineral property
	Plant and equipment	Depletable	Non-depletable	Exploration and evaluation	Total
Young-Davidson	$580.6	$786.2	$65.4	—	$1,432.2
Mulatos	118.3	84.7	—	—	203.0
El Chanate	3.2	0.9	—	—	4.1
Corporate and other	8.2	—	—	286.7	294.9
At March 31, 2017	$710.3	$871.8	$65.4	$286.7	$1,934.2

Young-Davidson	$580.7	$789.2	$61.1	—	$1,431.0
Mulatos	121.6	76.9	—	—	198.5
El Chanate	2.6	1.8	—	—	4.4
Corporate and other	5.3	—	—	279.0	284.3
At December 31, 2016	$710.2	$867.9	$61.1	$279.0	$1,918.2

8	Alamos Gold Inc.

Q1 2017 FINANCIAL REPORT

Other
The carrying value of construction in progress at March 31, 2017 was $63.9 million (December 31, 2016 - $52.5 million).
For the three months ended March 31, 2017, the Company capitalized $2.0 million of interest to capital projects ($1.8 million for the three months ended March 31, 2016). The applicable capitalization rate for general borrowings was 8.62% (2016 - 8.62%).

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2017	December 31, 2016
Trade accounts payable and accrued liabilities	$76.7	$75.6
Royalties payable	3.8	3.6
Interest payable	12.2	6.1
Share-based compensation liability	8.1	6.8
Derivative liabilities (note 12)	1.5	2.4
	$102.3	$94.5

7.	DEBT AND FINANCING OBLIGATIONS

	March 31, 2017	December 31, 2016
Revolving credit facility (a)	—	—
Senior secured notes (b)	$298.1	$297.6
Equipment financing obligations	$6.1	$7.3
	$304.2	$304.9
Less: Current portion of debt and financing obligations	($301.3)	($3.6)
	$2.9	$301.3
(a) Revolving credit facility
On March 22, 2016, the Company amended and restated its existing $150.0 million credit facility, extending the maturity from April 26, 2016 to February 29, 2020. The amended facility consists of a committed $150.0 million revolving credit facility (the “Facility”), with an option to draw an additional $70.0 million, subject to commitments from existing and/or new lenders. The terms of the Facility reflect a reduction in pricing and removal of certain covenants compared to the previous facility. The Facility bears interest at a rate of Libor plus 2.125% to 3.125% on drawn amounts and 0.48% to 0.70% on undrawn amounts, based on the Company's net leverage ratio (net indebtedness to EBITDA), as defined in the agreement.

The Facility is secured by a first ranking lien on all material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at March 31, 2017, the Company is in compliance with the covenants.
(b) Senior secured notes
On March 27, 2014, the Company completed an offering of $315.0 million senior secured notes, secured by a second-ranking lien on all present and future assets, property and undertakings of the Company. The secured notes were sold at 96.524% of par, resulting in total proceeds of $304.1 million. The secured notes pay interest in semi-annual installments on April 1 and October 1 of each year, commencing on October 1, 2014, at a rate of 7.75% per annum.
The senior secured notes indenture grants the Company the option to prepay the notes prior to the maturity of the instruments, and specifies a premium during each applicable time period. These prepayment options have been accounted for as embedded derivatives.

9	Alamos Gold Inc.

Q1 2017 FINANCIAL REPORT

The fair value of the prepayment option embedded derivative was $6.0 million at March 27, 2014, and was offset against the carrying amount of the secured notes. As at March 31, 2017, the fair value of the prepayment option embedded derivative was $9.6 million (December 31, 2016 - $9.6 million) and was offset against the carrying amount of the secured notes. The Company recorded a gain of $nil for the three months ended March 31, 2017 (for the three months ended March 31, 2016 - $0.2 million gain), which is recorded in Other gain (loss).
On February 9, 2017, the Company completed an equity financing, and received $239.1 million, net of share issuance costs, and provided notice that it would use the proceeds of the financing, along with existing cash to retire the senior secured notes on the first prepayment date. On April 3, 2017, the Company redeemed the notes at 103.875% of par value for $327.2 million, plus accrued interest to the date of redemption of $12.2 million. As such, the notes are presented as a current liability on the statement of financial position as at March 31, 2017.

The Company will record the charge associated with retiring the notes in the second quarter of 2017.

8.	SHARE CAPITAL

a)	Authorized share capital of the Company consists of an unlimited number of fully paid Class A common shares without par value.

	Number of Shares	Amount
Outstanding at December 31, 2015	257,070,005	2,773.7
Shares issued associated with the acquisition of Carlisle Goldfields	4,788,039	17.5
Shares issued through share-based employment compensation plans	1,457,872	9.7
Shares issued through exercise of warrants	432,191	1.2
Shares issued through flow-through share financing (i)	3,328,388	20.1
Outstanding at December 31, 2016	267,076,495	$2,822.2
Shares issued in bought-deal financing (ii)	31,450,000	241.8
Shares issued through share-based employment compensation plans	376,954	1.9
Shares issued through exercise of warrants	128,851	0.8
Outstanding at March 31, 2017	299,032,300	$3,066.7
(i)     Flow-through share financing
In 2016, the Company completed CDE flow-through financings for gross proceeds of $20.4 million, resulting in the issuance of 3,328,388 Class A common shares. Accordingly, the Company has incurred and renounced $20.4 million in qualifying CDE.
(ii)     Equity financing
On February 9, 2017, the Company completed an equity financing with a syndicate of underwriters, pursuant to which, on a bought deal basis, 31,450,000 common shares of the Company were issued at a price of $7.95 per common share, for aggregate gross proceeds to the Company of $250.0 million. Transaction costs related to equity financing were $10.9 million, and the Company recognized a corresponding deferred tax asset of $2.7 million.

10	Alamos Gold Inc.

Q1 2017 FINANCIAL REPORT

b)	Stock options
The following is a continuity of the changes in the number of stock options outstanding:

	Number	Weighted average exercise price (CAD$)
Outstanding at December 31, 2015	10,237,362	$12.15
Granted	1,620,000	3.75
Conversion of Carlisle options to Alamos (note 5)	462,954	9.69
Exercised	(1,099,749)	7.63
Expired	(1,708,931)	13.56
Outstanding at December 31, 2016	9,511,636	$10.87
Granted	578,490	9.62
Exercised	(388,057)	6.65
Expired	(346,217)	19.87
Outstanding at March 31, 2017	9,355,852	$10.63

During the three months ended March 31, 2017, the weighted average share price at the date of exercise for stock options exercised was CAD $10.94 per share.

Stock options granted
During the three months ended March 31, 2017, the Company granted 578,490 stock options (three months ended March 31, 2016 - 1,620,000 stock options). The following table presents the weighted average fair value assumptions used in the Black-Scholes valuation:

For options granted for the three months ended:	March 31, 2017	March 31, 2016
Weighted average share price at grant date (CAD$)	$9.62	$3.75
Risk-free rate	0.91% - 1.35%	0.32% - 0.92%
Expected dividend yield	0.70%	0.70%
Expected stock price volatility (based on historical volatility)	57%	49%
Expected life of option (months)	36 - 84	42 - 84
Weighted average per share fair value of stock options granted (CAD$)	$4.27	$1.52
Stock options outstanding and exercisable as at March 31, 2017:

	Outstanding			Exercisable
Range of exercise prices (CAD$)	Number of options	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price (CAD$)
$3.01 - $7.00	1,737,977	3.90	5.41	657,977	4.16
$7.01 - $11.00	3,711,193	8.17	3.17	2,387,547	7.89
$11.01 - $15.00	1,139,719	14.10	1.27	1,139,719	14.10
$15.01 - $19.00	2,602,577	16.25	0.93	2,602,577	16.25
$19.01 - $23.00	164,386	20.88	1.41	164,386	20.88
	9,355,852	$10.63	2.70	6,952,206	$11.99

11	Alamos Gold Inc.

Q1 2017 FINANCIAL REPORT

c)	Other employee long-term incentives
The following is a continuity of the changes in the number of other long-term incentive plans ("LTI"):

	Restricted share units ("RSU")	Stock appreciation rights ("SAR")	Deferred share units ("DSU")	Performance share units ("PSU")
Outstanding units, December 31, 2015	1,404,325	2,471,462	276,930	273,363
Granted	574,088	—	130,009	340,188
Forfeited	(257,345)	(729,816)	(15,313)	(102,156)
Settled	(310,876)	(252,071)	(13,281)	(87,142)
Outstanding units, December 31, 2016	1,410,192	1,489,575	378,345	424,253
Granted	470,642	—	100,835	267,971
Forfeited	(2,731)	(16,593)	—	(65,451)
Settled	(2,375)	(2,001)	—	(18,405)
Outstanding units, March 31, 2017	1,875,728	1,470,981	479,180	608,368
The settlement of LTI is either in cash or equity depending on the feature of the specific LTI plan. The settlement of SARs is in cash, and RSUs, DSUs and PSUs are either cash or equity settled.
d) Earnings per share
Basic earnings or loss per share amounts are calculated by dividing earnings or loss for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period, including the effects of dilutive common share equivalents.

	For the three months ended
	March 31,	March 31,
	2017	2016
Net earnings	$0.1	$9.7
Weighted average number of common shares outstanding (in thousands)	284,748	262,397
Basic earnings per share	$0.00	$0.04

Dilutive effect of potential common share equivalents	4,702	674

Diluted weighted average number of common shares outstanding (in thousands)	289,450	263,071
Diluted earnings per share	$0.00	$0.04
The following table lists the equity securities excluded from the computation of diluted loss per share. The securities were excluded as the exercise price relating to the particular security exceeded the average market price of the Company's common shares of CAD $10.53 for the three months ended March 31, 2017 (three months ended March 31, 2016 - CAD $5.57).
For the periods in which the Company records a loss, diluted loss per share is calculated using the basic weighted average number of shares outstanding, as using the diluted weighted average number of shares outstanding in the calculation would be anti-dilutive.

12	Alamos Gold Inc.

Q1 2017 FINANCIAL REPORT

	March 31,	March 31,
(thousands)	2017	2016
Stock options	3,980	9,901
Equity settled LTI	769	421
Warrants	7,167	10,754
	11,916	21,076
(e)    Dividends
On March 30, 2017, the Company’s Board of Directors approved a dividend of $0.01 per share, or $3.0 million which was paid on April 28, 2017.
(f)    Share purchase warrants
The Company has the following share purchase warrants ("Warrants"), outstanding as at March 31, 2017 related to past acquisitions:

	Number of warrants	Common shares issuable	Exercise price	Expiry date
	(000s)	(000s)	CAD
Warrants - Esperanza (AGI.WT)	7,167	7,167	$28.46	August 30, 2018
Warrants - Carlisle (AGI.WT.A)	4,629	4,629	$10.00	January 7, 2019
	11,796	11,796

The Warrants issued in relation to the Esperanza acquisition in 2013 are classified as a derivative liability recorded at fair value through profit or loss, due to the currency of the exercise price of the warrants. The warrants are priced in Canadian dollars, which is not the functional currency of the Company. Therefore the warrants are fair valued using the market price with gains or losses recorded in net loss. The Company recorded a gain of $0.8 million recorded in other loss for the three months ended March 31, 2017 (three months ended March 31, 2016 - loss of $0.4 million).

9.	OTHER LOSS
Other gain (loss) recorded in net earnings for the three months ended:

	March 31,	March 31,
	2017	2016
Unrealized loss on non-hedged derivatives	($1.8)	($1.5)
Reduction of obligation to renounce flow-through exploration expenditures	—	0.5
Fair value adjustment on prepayment option embedded derivative	—	0.2
Loss on disposal of assets	—	(0.2)
Interest income	1.4	0.5
Other	(0.2)	(0.7)
	($0.6)	($1.2)

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Q1 2017 FINANCIAL REPORT

10.	SUPPLEMENTAL CASH FLOW INFORMATION
Changes in working capital and income taxes received or paid for the three months ended:

	March 31,	March 31,
	2017	2016
Amounts receivable	($3.5)	($4.1)
Inventory	(3.1)	(5.9)
Advances and prepaid expenses	0.1	(1.5)
Accounts payable and accrued liabilities	(7.6)	(5.5)
Income taxes refunded	—	13.2
	($14.1)	($3.8)

Interest received	$1.4	$0.5
Other non-cash items for the three months ended:

	March 31,	March 31,
	2017	2016
Unrealized losses on non-hedged derivatives	$1.8	$1.5
Gain prepayment option fair value adjustment	—	(0.2)
Reduction of obligation to renounce flow-through exploration expenditures	—	(0.5)
Loss on disposal of assets	—	0.2
Other non-cash items	(1.4)	(0.8)
	$0.4	$0.2

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Q1 2017 FINANCIAL REPORT

11.	SEGMENTED INFORMATION
(a) Segment revenues and results
The Company manages its reportable operating segments by operating mines. The Company operates in two principal geographical areas - Canada (country of domicile), and Mexico. The Young-Davidson mine is the only operating asset in Canada, and the Mulatos and El Chanate mines operate in Sonora, Mexico. The results from operations for these reportable operating segments are summarized in the following tables:

Three months ended March 31, 2017
	Young-Davidson	Mulatos	El Chanate	Corporate/other[1]	Total
Operating revenues	$53.6	$47.6	$19.8	—	$121.0
Cost of sales
Mining and processing	29.9	29.4	18.6	—	77.9
Royalties	1.2	2.6	—	—	3.8
Amortization	19.2	8.0	1.2	—	28.4
	50.3	40.0	19.8	—	110.1
Expenses
Exploration	—	0.9	—	0.3	1.2
Corporate and administrative	—	—	—	3.7	3.7
Share-based compensation	—	—	—	3.8	3.8
Earnings (loss) from operations	$3.3	$6.7	—	($7.8)	$2.2
Finance expense					(5.6)
Foreign exchange gain					5.9
Other loss					(0.6)
Earnings before income taxes					$1.9
1. Corporate and other consists of corporate balances and exploration and development projects.

15	Alamos Gold Inc.

Q1 2017 FINANCIAL REPORT

Three months ended March 31, 2016
	Young-Davidson	Mulatos	El Chanate	Corporate/other[1]	Total
Operating revenues	$45.9	$37.9	$20.5	—	$104.3
Cost of sales
Mining and processing	23.6	24.2	20.1	—	67.9
Royalties	0.8	2.4	—	—	3.2
Amortization	17.6	7.8	3.0	—	28.4
	42.0	34.4	23.1	—	99.5
Expenses
Exploration	—	0.3	—	0.4	0.7
Corporate and administrative	—	—	—	3.9	3.9
Share-based compensation	—	—	—	2.5	2.5
Loss from operations	3.9	3.2	($2.6)	($6.8)	($2.3)
Finance expense					(6.0)
Foreign exchange gain					1.0
Other loss					(1.2)
Loss before income taxes					($8.5)

1.	Corporate and other consists of corporate balances and exploration and development projects.

(b) Segment assets and liabilities
The following table presents assets and liabilities by segment:

	Total Assets		Total liabilities
	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016
Young-Davidson	$1,550.3	$1,548.9	$255.3	$260.4
Mulatos	343.6	335.5	90.3	88.4
El Chanate	112.9	113.5	26.7	27.8
Corporate/other	741.7	494.3	369.9	356.2
Total assets and liabilities	$2,748.5	$2,492.2	$742.2	$732.8

12.	FINANCIAL INSTRUMENTS
IFRS 9 - Financial Instruments
The Company has adopted IFRS 9, with an initial application date of January 1, 2017. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in credit quality since initial application.

16	Alamos Gold Inc.

Q1 2017 FINANCIAL REPORT

The adoption of the expected credit loss impairment model had no impact on the Company’s financial statements. The Company's financial instruments are accounted for as follows under IFRS 9 as compared to the Company's previous policy in accordance with IAS 39:

	IAS 39	IFRS 9

Cash and cash equivalents	Fair value through profit or loss	Amortized cost
Equity securities	Available-for-sale	Fair value through OCI
Amounts receivable	Loans and receivable	Amortized cost
Prepayment option embedded derivative	Fair value through profit or loss	Fair value through profit or loss
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Debt and financing obligations	Amortized cost	Amortized cost
Non-hedged derivatives	Fair value through profit or loss	Fair value through profit or loss
Hedging Derivatives	Fair value through OCI	Fair value through OCI
The Company has adopted the standard retroactively effective January 1, 2017 and elected not to retroactively restate comparative periods. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements, but resulted in certain additional disclosures. Management represented no impact on carrying values and equity as at January 1, 2017 as a result of the adoption of the standard and no measurement differences as result of adopting IFRS 9.
As a result of the adoption of IFRS 9, the Company's accounting policy for financial instruments has been updated as follows:
Financial assets
Financial assets are classified as either financial assets at fair value through profit or loss, amortized cost, or fair value through other comprehensive income. The Company determines the classification of its financial assets at initial recognition.
i. Financial assets recorded at fair value through profit or loss
Financial assets are classified at fair value if they are acquired for the purpose of selling in the near term. Gains or losses on these items are recognized in net earnings or loss.
ii. Amortized cost
Financial assets are classified at amortized cost if both of the following criteria are met and the financial assets are not designated as at fair value through profit and loss: 1) the object of the Company’s business model for these financial assets is to collect their contractual cash flows and 2) the asset’s contractual cash flows represent ‘solely payments of principal and interest’. The Company’s amounts receivable are recorded at amortized cost as they meet the required criteria. A provision is recorded when the estimated recoverable amount of the financial asset is lower than the carrying amount.
The Company’s cash and cash equivalents are classified as financial assets measured at amortized cost.
iii. Fair value through other comprehensive income ("OCI")
For equity securities that are not held for trading, the Company can make an irrevocable election at initial recognition to classify the instruments at fair value through other comprehensive income ("FVOCI"), with all subsequent changes in fair value being recognized in other comprehensive income. This election is available for each separate investment. Under this new FVOCI category, fair value changes are recognized in OCI while dividends are recognized in profit or loss. On disposal of the investment the cumulative change in fair value remains in OCI and is not recycled to profit or loss.
iv.. Reclassifications
Financial assets are not reclassified subsequent to their initial recognition, except in the period after the Company changes its business model for managing financial assets.

17	Alamos Gold Inc.

Q1 2017 FINANCIAL REPORT

Financial liabilities
For financial liabilities, IFRS 9 retains most of the IAS 39 requirements and since the Company does not have any financial liabilities designated at fair value through profit or loss, the adoption of IFRS 9 did not impact the Company's accounting policies for financial liabilities. Accounts payable and accrued liabilities, as well as debt and financing obligations are accounted for at amortized cost.
Transaction costs associated with financial instruments, carried at fair value through profit or loss, are expensed as incurred, while transaction costs associated with all other financial instruments are included in the initial carrying amount of the asset or the liability. The amortization of debt issue costs is calculated using the effective interest method.
Derivative financial instruments
The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations in commodity prices, including the Company’s final product, consumables and other currencies compared to the USD. Derivative financial instruments are measured at fair value at each reporting period.
Non-hedged derivative financial instruments
All derivative instruments not designated in a hedge relationship that qualifies for hedge accounting are classified as financial instruments at fair value through profit or loss. Changes in fair value of non-hedged derivative financial instruments are included in net earnings or loss as non-hedged derivative gains or losses.
Hedges
The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.
When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in fair value is recognized in other comprehensive income. For hedged items other than the purchase of non-financial assets, the amounts accumulated in other comprehensive income are reclassified to the consolidated statement of other comprehensive income when the underlying hedged transaction, identified at contract inception, affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, the amounts accumulated in other comprehensive income are removed and added to the carrying amount of the non-financial asset.
Any ineffective portion of a hedge relationship is recognized immediately in net earnings or loss. When derivative contracts designated as cash flow hedges are terminated, expired, sold or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Any amounts recorded in other comprehensive income up until the time the contracts do not qualify for hedge accounting remain in other comprehensive income.
Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period incurred in net earnings or loss. If the forecasted transaction is no longer expected to occur, then the amounts accumulated in other comprehensive income are reclassified to net earnings or loss immediately.
Fair values of financial instruments
The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. The Company does not have any non-recurring fair value measurements as at March 31, 2017. Levels 1 to 3 of the fair value hierarchy are defined based on the degree to which fair value inputs are observable or unobservable, as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the net asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable (supported by little or no market activity).

18	Alamos Gold Inc.

Q1 2017 FINANCIAL REPORT

	March 31, 2017		December 31, 2016
	Level 1	Level 2	Level 1	Level 2
Financial assets
Fair value through profit or loss
Prepayment option embedded derivative	—	9.6	—	9.6
Gold options	—	0.7	—	3.3
Fair value through OCI
Equity securities	16.0	—	14.1	—
Currency hedging derivative instruments	—	1.9	—	—

Financial liabilities
Fair value through profit or loss
Share purchase warrants	(1.5)	—	(2.4)	—
Currency derivative instruments	—	—	—	(3.3)
	$14.5	$12.2	$11.7	$9.6
The methods of measuring financial assets and liabilities has not changed during the three months ended March 31, 2017. The Company does not have any financial assets or liabilities measured at fair value based on unobservable inputs (Level 3).
The fair value of option and forwards (gold and currency) contracts are determined using a market approach with reference to observable market prices for identical assets traded in an active market. These are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.
The fair values of financial instruments measured at amortized cost, except for the senior secured notes, approximate their carrying amounts at March 31, 2017. The fair value of the senior secured notes was $327.2 million at March 31, 2017 compared to a carrying value of $298.1 million (December 31, 2016 - fair value of $328.4 million and a carrying value of $297.6 million), which includes the value of the prepayment option embedded derivative. The fair value of this liability was determined using a market approach with reference to observable market prices for identical assets traded in an active market.

Derivative Instruments

The fair value of derivative instruments is as follows:

	March 31, 2017	December 31, 2016

Derivatives designated as hedging instruments
Currency hedging derivative instruments	1.9	—

Derivatives not designated as hedging instruments
Gold option asset	0.7	3.3
Currency derivative instruments	—	(3.3)
Share purchase warrants liability	(1.5)	(2.4)
	(0.8)	(2.4)

Currency derivative contracts
The Company enters into option and forward contracts to protect against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option and forward contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing currency risk.

19	Alamos Gold Inc.

Q1 2017 FINANCIAL REPORT

During the three months ended March 31, 2017, the Company has designated options and forwards as cash flow hedges for the highly probable Canadian dollar and Mexican peso purchases. These derivatives meet the hedge effectiveness criteria and are designated in a hedge accounting relationship as a result of the following factors:

•
An Economic relationship exists between the hedged item and hedging instrument, as notional amounts match and both the hedged item and hedging instrument fair values move in response to the same risk (foreign exchange rates). There are no significant reasons or causes for the designated hedged item and hedging instrument to be mismatched since the hedging instrument matures during the same month as the expected hedged expenditures is incurred (hedged item). The correlation between the foreign exchange rate of the hedged item and the hedging instrument should be highly correlated and closely aligned as the maturity and the notional amount are the same.

•	The hedge ratio is one to one for this hedging relationship, as the hedged item is foreign currency risk that is hedged with a foreign currency hedging instrument.

•	Credit risk is not material in the fair value of the hedging instrument.
The Company has identified two sources of potential ineffectiveness: 1) the timing of cash flow differences between the expenditure and the related derivative and 2) the inclusion of credit risk in the fair value of the derivative not replicated in the hedged item. The Company expects the impact of these sources of hedge ineffectiveness to be minimal. The timing of hedge settlements and incurred expenditures are closely aligned, as they are expected to occur within 30 days of each other. As noted above, credit risk is not a material component of the fair value of the Company’s hedging instruments, as all counterparties are reputable Canadian banking institutions and are highly rated.
The effective portion of the changes in fair value of the hedging instrument for the three months ended March 31, 2017 recorded in other comprehensive income are:

	March 31, 2017	March 31, 2016

Gains on currency instruments	2.5	—
Less: realized gains on CAD currency instruments	(0.2)	—
Less: realized losses on MXN currency instruments	0.2	—
Deferred income tax related to hedging instrument	(0.6)	—
Total unrealized hedging gains in other comprehensive income	1.9	—
For the three months ended March 31, 2017, the Company did not recognize any ineffectiveness on the hedging instruments.
The contracts, which settle on a monthly basis, are summarized as follows:
Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD$ Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2017	Collar and forwards	180	1.29	1.39
Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (MXN/USD)	Average maximum rate (MXN/USD)
2017	Collar and forwards	1,260.0	18.52	21.80
The fair value of these contracts was an asset of $1.9 million at March 31, 2017 (December 31, 2016 - liability of $3.3 million). For the three months ended March 31, 2017, the Company made payments of $nil related to the foreign currency contracts (for the three months ended March 31, 2016 - payments of $0.7 million). Total unrealized gains for the three months ended March 31, 2017 were $2.5 million related to hedging instruments and $2.7 million gain related to non-hedging instruments (for the three months ended March 31, 2016 - realized losses of $0.7 million and unrealized gains of $3.2 million).

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Q1 2017 FINANCIAL REPORT

Gold option contracts

As at March 31, 2017, the Company held option contracts to protect against the risk of a decrease in the value of the gold price on a portion of gold sales. These option contracts ensure a minimum average realized gold price of $1,224 per ounce and cap a maximum average realized gold price of $1,393 per ounce, regardless of the movement in gold prices during 2017.
The following gold collar contracts are outstanding as of March 31:

Period Covered	Ounces subject to contract	Average purchase put option	Average sold call option
2017	55,460	$1,224	$1,393

The fair value of these contracts was an asset of $0.7 million at March 31, 2017 (December 31, 2016 - asset of $3.0 million). The options mature through 2017. For the three months ended March 31, 2017, Company has no realized losses related to the settlement of option contracts (for the three months ended March 31, 2016 - realized losses of $0.5 million). Total unrealized losses for the three months ended March 31, 2017 was $2.3 million (for the three months ended March 31, 2016 - unrealized losses of $0.9 million). The Company has elected to not apply hedge accounting to the gold option contracts, with changes in fair value recorded in net earnings.

13.	COMMITMENTS
Capital commitments
As of March 31, 2017, the Company has $5.4 million in committed capital purchases (December 31, 2016 - $2.8 million).
Royalties
Production from certain concessions within the Salamandra district, including the Mulatos Mine, is subject to a production royalty payable to Royal Gold at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs (the "Royal Gold royalty"). Production to a maximum of two million ounces of gold is subject to the Royal Gold royalty. For the three months ended March 31, 2017, the royalty was paid or accrued on approximately 1.7 million ounces of applicable gold production. Royalty expense related to the Royal Gold royalty was $2.4 million for the three months ended March 31, 2017 (three months ended March 31, 2016 - $2.2 million). In addition, the royalty expense includes the 0.5% Extraordinary Mining Duty, which totaled $0.2 million for the three months ended March 31, 2017 payable to the Mexican government (three months ended March 31, 2016- $0.2 million).
The Company is required to pay AuRico Metals a 1.5% net smelter royalty on production from the Young-Davidson mine effective July 2, 2015. For the three months ended March 31, 2017, the Company recorded a royalty expense of $0.9 million (three months ended March 31, 2016 - $0.7 million). In addition, other royalties related to production at Young-Davidson totaled $0.3 million for the three months ended March 31, 2017 (three months ended March 31, 2016 - $0.1 million).
In addition, a third party has a 2% net smelter return royalty on production from a portion of the Company's Turkish projects. The Company has not recorded an accrual for this royalty at March 31, 2017 as the project is not in production. The Company is also subject to 2% state royalty on production in Turkey based on current gold prices, subject to certain deductions.
In addition, a third party has a 3% Net Smelter Royalty on production from the Company’s Esperanza Gold Project. The Company has not recorded an accrual for this royalty at March 31, 2017, as the project is not in production.

21	Alamos Gold Inc.